PEPSICO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(in millions except per share amounts, unaudited)

	12 Weeks Ended June 17, 2006	12 Weeks Ended June 11, 2005	24 Weeks Ended June 17, 2006	24 Weeks Ended June 11, 2005
Net Revenue	$ 8,599	$ 7,697	$ 15,804	$ 14,282
Cost of sales.	3,809	3,314	6,988	6,184
Selling, general and administrative expenses.	2,992	2,790	5,639	5,229
Amortization of intangible assets	36	37	67	66
Operating Profit	1,762	1,556	3,110	2,803
Bottling equity income.	176	156	260	221
Interest expense.	(59)	(53)	(121)	(103)
Interest income	26	28	71	51
Income before income taxes . .	1,905	1,687	3,320	2,972
Provision for income taxes	547	493	943	866
Net Income	$ 1,358	$ 1,194	$ 2,377	$ 2,106
Net Income Per Common Share				
Basic	$ 0.82	$ 0.71	$ 1.43	$ 1.25
Diluted	$ 0.80	$ 0.70	$ 1.41	$ 1.23
Cash Dividends Declared Per Common Share.	$ 0.30	$ 0.26	$ 0.56	$ 0.49

PEPSICO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions, unaudited)

	24 Weeks Ended June 17, 2006	24 Weeks Ended June 11, 2005
Operating Activities		
Net income	**$ 2,377**	$ 2,106
Depreciation and amortization	**610**	588
Stock-based compensation expense	**128**	147
Excess tax benefits from share-based payment arrangements	**(64)**	—
Cash payments for merger-related costs and restructuring charges	—	(19)
Pension and retiree medical plan contributions	**(60)**	(78)
Pension and retiree medical plan expenses .	**248**	204
Bottling equity income, net of dividends . . .	**(220)**	(159)
Deferred income taxes and other tax charges and credits	**14**	66
Change in accounts and notes receivable. . .	**(753)**	(587)
Change in inventories	**(396)**	(282)
Change in prepaid expenses and other current assets.	**(29)**	12
Change in accounts payable and other current liabilities.	—	(206)
Change in income taxes payable.	**(6)**	549
Other, net	**(19)**	22
Net Cash Provided by Operating Activities . . .	**1,830**	2,363
Investing Activities		
Snack Ventures Europe (SVE) minority interest acquisition	—	(750)
Capital spending.	**(708)**	(478)
Sales of property, plant and equipment. . . .	**23**	42
Other acquisitions and investments in noncontrolled affiliates.	**(434)**	(214)
Cash proceeds from sale of The Pepsi Bottling Group (PBG) stock	**180**	107
Divestitures	—	3
Short-term investments, by original maturity		
More than three months-purchases	**(9)**	(42)
More than three months-maturities	**20**	24
Three months or less, net.	**897**	(1,144)
Net Cash Used for Investing Activities.	**(31)**	(2,452)

Financing Activities

Proceeds from issuances of long-term debt .	**109**	13
Payments of long-term debt.	**(135)**	(85)
Short-term borrowings, by original maturity		
More than three months-proceeds.	**14**	44
More than three months-payments	**(229)**	(10)
Three months or less, net.	**(1,285)**	902
Cash dividends paid	**(863)**	(774)
Share repurchases-common.	**(1,469)**	(1,240)
Share repurchases-preferred	**(5)**	(11)
Proceeds from exercises of stock options . . .	**697**	590
Excess tax benefits from share-based		
payment arrangements	**64**	—
Net Cash Used for Financing Activities	**(3,102)**	(571)
Effect of Exchange Rate Changes on Cash and		
Cash Equivalents	**6**	(25)
Net Decrease in Cash and Cash Equivalents. .	**(1,297)**	(685)
Cash and Cash Equivalents-Beginning of year	**1,716**	1,280
Cash and Cash Equivalents-End of period . . .	**$ 419**	$ 595

PEPSICO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions except per share amounts)

	June 17, 2006 (Unaudited)	December 31, 2005
Assets		
Current Assets		
Cash and cash equivalents.	$ 419	$ 1,716
Short-term investments.	2,259	3,166
Accounts and notes receivable, less allowance:		
6/06-$77, 12/05-$75	4,104	3,261
Inventories		
Raw materials	865	738
Work-in-process	228	112
Finished goods	1,007	843
	2,100	1,693
Prepaid expenses and other current assets . . .	648	618
Total Current Assets	9,530	10,454
Property, Plant and Equipment.	17,821	17,145
Accumulated Depreciation	(8,884)	(8,464)
	8,937	8,681
Amortizable Intangible Assets, net	548	530
Goodwill	4,271	4,088
Other Nonamortizable Intangible Assets	1,156	1,086
Nonamortizable Intangible Assets	5,427	5,174
Investments in Noncontrolled Affiliates	3,509	3,485
Other Assets	3,475	3,403
Total Assets	$ 31,426	$ 31,727
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term obligations.	$ 1,161	$ 2,889
Accounts payable and other current liabilities.	6,184	5,971
Income taxes payable	449	546
Total Current Liabilities	7,794	9,406
Long-term Debt Obligations.	2,542	2,313
Other Liabilities	4,430	4,323
Deferred Income Taxes.	1,427	1,434
Total Liabilities	16,193	17,476

Commitments and Contingencies

Preferred Stock, no par value	**41**	41
Repurchased Preferred Stock	**(114)**	(110)
Common Shareholders' Equity		
Common stock, par value 1 2/3 cents per share:		
Authorized 3,600 shares, issued 6/06 and 12/05 - 1,782 shares	**30**	30
Capital in excess of par value	**552**	614
Retained earnings	**22,563**	21,116
Accumulated other comprehensive loss	**(902)**	(1,053)
	22,243	20,707
Less: repurchased common stock, at cost:		
6/06 - 133 shares, 12/05 - 126 shares	**(6,937)**	(6,387)
Total Common Shareholders' Equity	**15,306**	14,320
Total Liabilities and Shareholders' Equity . .	**$ 31,426**	$ 31,727

PEPSICO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions, unaudited)

	12 Weeks Ended June 17, 2006	12 Weeks Ended June 11, 2005	24 Weeks Ended June 17, 2006	24 Weeks Ended June 11, 2005
Net Income	$ 1,358	$ 1,194	$ 2,377	$ 2,106
Other Comprehensive Income/(Loss)				
Currency translation adjustment.	107	(190)	172	(176)
Cash flow hedges, net of tax:				
Net derivative (losses)/gains	(16)	11	(12)	23
Reclassification of (gains)/losses to net income	(1)	1	(7)	9
Unrealized loss on securities, net of tax . . .	(3)	(1)	(6)	(4)
Other.	—	2	4	4
	87	(177)	151	(144)
Comprehensive Income . . .	$ 1,445	$ 1,017	$ 2,528	$ 1,962

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XBRL report	pep-20060712.xml
XBRL taxonomy schema	pep-20060713.xsd
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XBRL taxonomy linkbase	pep-20060713_pre.xml
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